SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, June 5, 2019 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s premier domestic airline, announces today preliminary air traffic figures for the month of May, 2019. Comparisons refer to the same period of 2018.

Highlights

|

GOL’s domestic supply (ASK) increased by 0.5% and demand (RPK) increased by 7.0%. GOL’s domestic load factor was 82.9%, a 5.0 p.p. increase in comparison to May 2018. The volume of departures decreased by 4.6% and seats decreased by 1.0% over May 2018.

|	GOL’s international supply (ASK) and demand (RPK) increased by 55.6% and 71.9%, respectively, and international load factor was 75.3%, an increase of 7.1 p.p. in relation to May 2018.
|

GOL’s total supply (ASK) was 5.8% higher due to a 1.2% increase in seats, a 2.3% decrease in departures and an increase in stage length. GOL’s total demand (RPK) increased by 12.5% in comparison to May 2018 and consolidated load factor was 81.9%.

	Monthly Traffic Figures (¹)			Accumulated Traffic Figures (¹)			LTM Traffic Figures (¹)
Operational data *	May/19	May/18	% Var.	5M19	5M18	% Var.	May/19 LTM	May/18 LTM	% Var.
Total GOL
Departures	19,706	20,164	-2.3%	102,692	103,686	-1.0%	249,490	251,371	-0.7%
Seats (thousand)	3,434	3,394	1.2%	17,906	17,394	2.9%	41,714	42,114	-0.9%
ASK (million)	3,793	3,586	5.8%	20,522	19,465	5.4%	46,004	47,140	-2.4%
RPK (million)	3,105	2,761	12.5%	16,711	15,526	7.6%	36,101	37,750	-4.4%
Load Factor	81.9%	77.0%	4.9 p.p	81.4%	79.8%	1.6 p.p	78.5%	80.1%	-1.6 p.p
Pax on board (thousand)	2,757	2,528	9.1%	14,311	13,325	7.4%	31,784	32,675	-2.7%
Domestic GOL
Departures	18,383	19,270	-4.6%	95,730	97,416	-1.7%	235,359	236,774	-0.6%
Seats (thousand)	3,204	3,236	-1.0%	16,697	16,288	2.5%	39,214	39,537	-0.8%
ASK (million)	3,264	3,247	0.5%	17,465	17,095	2.2%	40,925	41,642	-1.7%
RPK (million)	2,706	2,529	7.0%	14,377	13,705	4.9%	32,261	33,593	-4.0%
Load Factor	82.9%	77.9%	5.0 p.p	82.3%	80.2%	2.1 p.p	78.8%	80.7%	-1.9 p.p
Pax on board (thousand)	2,585	2,422	6.8%	13,395	12,481	7.3%	29,927	30,741	-2.6%
International GOL
Departures	1,323	894	48.0%	6,962	6,270	11.0%	14,131	14,597	-3.2%
Seats (thousand)	230	158	45.3%	1,208	1,106	9.3%	2,500	2,577	-3.0%
ASK (million)	529	340	55.6%	3,057	2,370	29.0%	5,079	5,498	-7.6%
RPK (million)	398	232	71.9%	2,334	1,820	28.2%	3,840	4,157	-7.6%
Load Factor	75.3%	68.2%	7.1 p.p	76.3%	76.8%	-0.5 p.p	75.6%	75.6%	0.0 p.p
Pax on board (thousand)	172	106	61.4%	916	844	8.5%	1,857	1,935	-4.0%
On-time Departures	95.0%	93.8%	1.2 p.p	89.2%	94.2%	-5.0 p.p	90.0%	94.3%	-4.3 p.p
Flight Completion	98.5%	98.8%	-0.3p.p	98.2%	98.3%	-0.1 p.p	98.4%	98.4%	0.0 p.p
Cargo Ton	8.8	9.3	-5.2%	40.8	43.9	-7.0%	106.1	106.3	-0.2%

               * Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

               (1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 33 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to 76 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 15 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 18 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

This report on Form 6-K shall be deemed TO BE incorporated by reference in the registration statement on Form F-3 (File No. 333-224546), filed with the Securities and Exchange Commission on April 30, 2018, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.